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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees and Shareholders
Evergreen Fixed Income Trust
Evergreen Select Fixed Income Trust

We consent to the use of our reports dated June 17, 2005 for Evergreen High Yield Bond Fund, Evergreen Institutional Mortgage Portfolio, Evergreen Strategic Core Bond Portfolio, Evergreen Strategic Income Fund and Evergreen U.S. Government Fund, each a series of Evergreen Fixed Income Trust, and Evergreen Core Bond Portfolio and Evergreen Select High Yield Fund, each a series of  Evergreen Select Fixed Income Trust, incorporated herein by reference and to the references to our firm under the captions “FINANCIAL HIGHLIGHTS” in the prospectuses and “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

Boston, Massachusetts

August 25, 2005